SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Form 6-K

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

For May 4, 2005

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to, timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s union and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission, and its Annual Information Form filed with the Canadian securities regulators. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

	By:	/s/:Alida Gualtieri
General Counsel & Secretary

Dated: May 4, 2005